Exhibit 11.1

INTEGRAL SYSTEMS INC. AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended June 30,		Nine Months Ended June 30,
	2006	2005	2006	2005
Numerator:
Net Income	$2,750,581	$1,863,650	$9,364,691	$5,098,507
Denominator:
Denominator for basic earnings per share-weighted-average shares	11,026,439	10,392,973	10,857,121	10,232,203
Effect of dilutive securities:
Employee stock options	163,669	117,521	105,443	72,524
Contingently issuable shares	31,008	119,458	31,008	119,458
Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	11,221,116	10,629,952	10,993,572	10,424,185
Basic earnings per share	$0.25	$0.18	$086	$0.50
Diluted earnings per share	$0.25	$0.18	$0.85	$0.49